SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ending 22nd March 2007

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

Annual Review 2006

A human race

GlaxoSmithKline

Do more, feel better, live longer

Performance highlights
How we did in 2006

Financial performance

95.5p

Earnings per share

19% growth over 2005 at constant exchange rates (CER)

See pages 1 and 17

£2.6bn

Free cashflow

44% decrease compared to 2005, due mainly to a tax settlement of £1.8 billion in the US

See page 17

Optimising the performance of key products

£3.3bn

Sales of *Seretide/Advair*

11% growth over 2005 at CER

See pages 7 and 16

£1.6bn

Sales of *Avandia* group of products

25% growth over 2005 at CER

See pages 6, 7 and 16

Delivering our product pipeline for patients

Cervarix

Our vaccine to prevent cervical cancer

European approval is expected in 2007 and a US filing by April 2007. *Cervarix* offers up to 100 per cent protection against the two most common cancer-causing HPV types, the virus which causes cervical cancer

See pages 4 and 5

H5N1

Our pandemic flu vaccine

Was filed for regulatory approval in Europe in January 2007

See pages 3 and 5

Tykerb

Our new medicine for advanced breast cancer

Was filed for approval in the US in September and Europe in October 2006, with further filings made in markets around the world in the last few months. Seven phase III studies are currently in progress to investigate the effect of *Tykerb* in patients with breast cancer and we expect to file for additional indications as results from these studies become available

See pages 4 and 5

94

Comprises 15 in phase III/ registration, 46 in phase II and 33 in phase I

See pages 3 and 5

23

Comprises 12 in phase III/ registration, 8 in phase II and 3 in phase I

See pages 3 and 5

31

Major product opportunities now in phase III development or registration

Comprises 13 NCEs, 6 vaccines and 12 PLEs

See page 3

Improving access to medicines

206m

Tablets of *Combivir* and *Epivir* HIV/AIDS medicines supplied to developing countries

This includes 120 million tablets supplied by generic manufacturers licensed by GSK

63% increase over 2005

See page 9

£302m

Value of community investment in 2006

We make donations of money, medicines, vaccines, time and equipment to support good causes

Equivalent to 3.9% of profit before tax

See pages 12 and 13

1st

Managers rated their overall satisfaction with GSK higher than any of our peers in the benchmark group of major companies

Result from our biennial Global Leadership Opinion Survey 2006

See pages 10 and 11

91%

Of managers believe colleagues show commitment to performance with integrity

Result from our biennial Global Leadership Opinion Survey 2006

Maintained at same level from 2004 survey

See pages 10 and 11

3 Countering a pandemic

5 Offering hope

11 Making a difference

13 Delivering education

Review of 2006
Chairman’s and CEO’s summary

Every day we are involved in a race that unites more than 100,000 people at GSK: in finding new medicines and vaccines that meet unmet medical needs; in ensuring that patients have access to these new medicines regardless of their financial circumstances; and in meeting the expectations of our many stakeholders, including you – our shareholder. It is a race with many stages and we won’t win them all. But, as we take part, we never forget the real focus of our efforts: the human race.

2006 was a year of positive achievement for GSK as we continued to make progress on all fronts. Sales growth is coming from an ever-widening portfolio of fast-growing products that, combined with good cost control, has enabled us to deliver a strong financial performance. We also have very healthy momentum in our pipeline, with ten new products added to our late-stage development efforts in the last 12 months. For all these reasons, we look to the future with confidence.

Financial performance and outlook
Your company delivered a strong financial performance in 2006. Turnover of £23.2 billion is an increase of 9 per cent at constant exchange rates (CER)*. Earnings per share (EPS) were 95.5 pence, with growth of 19 per cent.

This performance was driven by sales of key pharmaceutical products including Seretide/ Advair for asthma and chronic obstructive pulmonary disease (COPD), the Avandia group of products for diabetes, Coreg for heart disease, Lamictal for epilepsy and bipolar disorder, Valtrex for herpes, and our vaccines.

Although we performed well in a tough environment, the US political climate together with investor concern over pipeline delays resulted in our share price ending the year 9 per cent lower than at 1 January 2006.

Looking ahead, we expect new clinical data to help deliver growth from Seretide/Advair and the Avandia group of products, and continued good performance from our vaccines business. We plan to launch new products in both our Pharmaceutical and Consumer Healthcare businesses. In addition, we expect to continue to achieve savings through improved operational efficiency. The combination of new products and enhanced efficiency will help offset the impact of generic competition to Zofran and Wellbutrin XL during the coming 12 months and we expect to deliver 2007 EPS growth of 8 to 10 per cent in CER terms.

Delivering our pipeline for patients
Our pipeline is significant, with 158 projects in clinical development at the end of February 2007.

Although we had some setbacks during the year, including cancellation of Redona for diabetes, we have a great ability to reload our pipeline. And it is beginning to flow strongly, delivering much-needed new treatments for patients and opportunities for us. We now have 31 major product opportunities in phase III development or registration and we plan to launch five major new pharmaceutical products in 2007: Tykerb for breast cancer, Cervarix to prevent cervical cancer, Allermist/Avamys for allergic rhinitis, Coreg CR for heart conditions and Trexima for migraine.

Our Consumer Healthcare portfolio will also be strengthened in 2007 with the launch of ten products, including alli, the first FDA-approved OTC treatment for weight loss in the US.

Best place to work
We work hard to create a working environment where the best people can do their best work and the results of our biennial employee opinion survey demonstrated that we are enjoying real success. For overall satisfaction, GSK scored higher than any of our peers in the benchmark group of major companies and 90 per cent of managers are proud to work for GSK.

Playing our part
In 2006, our global community investment contributions were valued at £302 million, equivalent to 3.9 per cent of Group profit before tax. This is a significant sum, but such commitment is no less than should be expected from a company in our industry. We have the capability and the desire to reach out to patients and to find solutions to healthcare challenges worldwide, helping people do more, feel better and live longer.

Sir Christopher Gent	JP Garnier
Chairman	Chief Executive Officer

Contents

1	Chairman’s and CEO’s summary

2	Helping people do more, feel better and live longer

3	Our pipeline: from filling to flowing

7	Key products are performing well

9	Access to medicines: making the difference

11	Being the best place for the best people to do their best work

13	Running our business responsibly and playing our part in the community

14	2006 performance overview

16	Business operating review

18	The Board

19	The Corporate Executive Team

20	Summary Remuneration Report

23	Corporate governance

24	Responsibility statements

25	Summary financial statements

26	Summary information under US GAAP

27	Shareholder information

29	Chairman’s and CEO’s closing letter

*	The Group’s practice is to discuss its results in terms of constant exchange rate (CER) growth (see page 16).

To find out more please visit
www.gsk.com

GSK Annual Review 2006

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Helping people do more, feel better and live longer Our business is built on four strategic objectives and we made good progress on all of them in 2006.

Cancer: This time it’s personal
In 2006, we made excellent progress with our pipeline, particularly with medicines for cancer. Our unique structure for R&D lets innovation thrive and is delivering new breakthrough treatments for patients.
Delivering our product pipeline for patients.
See page 3

Diabetes: Life is bittersweet
In 2006, our key products continued to grow, including the Avandia group of products for diabetes. Our medicines, vaccines and consumer healthcare products meet patient needs and deliver value for those paying – individuals, organisations or governments.
Optimising the performance of key products.
See page 6

Malaria: Reality bites
In 2006, we continued to provide products such as antimalarials, antiretrovirals and vaccines at preferential prices. We are finding innovative ways to bring medicines, vaccines and health education to patients in all countries, including those suffering from epidemics and neglected diseases.
Improving access to medicines, both in the developed and the developing world.
See page 8

People: Joined-up thinking
In 2006, our leadership opinion survey showed that 90 per cent of managers are proud to work for GSK. People thrive in our distinctive culture of high performance, responsible business practices and openness to new ideas.
Being the best place for the best people to do their best work.
See page 10

All of these objectives are underpinned by a commitment to run our business in a responsible way.

Responsibility: Now wash your hands?
We will never step aside from our responsibilities. In 2006, we carried out many projects which are making a real difference to communities worldwide, including expanding our hand-washing education programme (PHASE) to more countries. We believe in running our business responsibly and in playing our part for the benefit of society.
Running our business responsibly and playing our part in the community.
See page 12

GSK Annual Review 2006

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Review of 2006
Delivering our product pipeline for patients

Our pipeline: from filling to flowing
Our approach to R&D is focused on letting innovation thrive and is delivering new breakthrough treatments for patients

“Effective R&D is all about being consistently excellent at all stages of the process,” says Moncef Slaoui, Chairman of R&D and the man who succeeded Tachi Yamada in June 2006. “We’ve been good – in fact very good –at filling our R&D pipeline in recent years, transforming the pipeline into one of the most powerful in the industry. But now we are focused on flowing products through that pipeline to patients.”

We now have 31 major product opportunities in phase III development or registration, comprising 13 new chemical entities (NCEs), 6 new vaccines and 12 product line extensions (PLEs).

Major NCEs and vaccines in phase III development:
•	ambrisentan – for pulmonary arterial hypertension
•	Lymphostat-B* – for lupus
•	casopitant* – for post-operative and chemotherapy-induced vomiting and nausea
•	pazopanib* – for prevention of tumour growth
•	mepolizumab – for hypereosinophilic syndrome
•	Promacta*– for patients with low platelet count
•	New generation flu vaccine*
•	Globorix – a new combination paediatric vaccine against diphtheria, tetanus, pertussis, hepatitis B, Hib, and meningitis A and C
•	New meningitis vaccine against meningitis C and Y, and Hib*
•	Synflorix – vaccine to provide protection against meningitis, pneumonia and otitis

Major NCEs and vaccines filed:
•	Allermist/Avamys – for allergic rhinitis; US approval expected in first half of 2007
•	Altabax/Altargo – for skin infections; approval expected in 2007
•	Entereg – for post-operative ileus; approval expected in 2007
•	Tykerb – for breast cancer; US and firstEuropean approval expected in first half of 2007
•	Cervarix – vaccine to prevent cervical cancer; European and International launches expected in second half of 2007
•	H5N1 pandemic vaccine*
(*entered late-stage development in the last 12 months)

“While 2006 was a year of considerable achievement, there were also some setbacks. R&D can be a risky business and we saw Redona, our diabetes drug, and brecanavir, a potential medicine for HIV/AIDS, both fall by the wayside. Setbacks like these go with the territory and are part of life at a pharmaceutical company.

“To offset this, we’ll continue to exploit our ability to reload the pipeline. When we fill the pipeline with more new compounds at one end, we dramatically increase the probability that more new medicines will be delivered from the other.

“In addition, in the last few months, we have in-licensed three assets in late-stage development, which will complement our existing pipeline:

Late-stage assets in-licensed:
•	HuMax-CD20* – for the treatment of leukaemia, non-Hodgkin’s lymphoma and rheumatoid arthritis
•	gepirone ER* – for major depressive disorder
•	XP13512* – for restless legs syndrome and treatment of neuropathic pain

Restructuring for tomorrow
“We need to work with the world’s best talent and globalise the R&D function. Having established a centre in Croatia in 2006, our next step will be to open a new research centre in China. We expect to announce further details on this during 2007,” says Moncef.

GSK led the industry with its creation of Centres of Excellence for Drug Discovery (CEDDs), which allow us to focus skills and resources on particular disease areas to speed up the drug discovery process. In 2007, we plan to open new CEDDs for both inflammation and infectious diseases. Also, w ith the acquisition of Domantis in December, we have strengthened our Biopharmaceuticals CEDD which investigates large molecules like monoclonal antibodies.

“Our Centre of Excellence for External Drug Discovery (CEEDD) has also continued to build entrepreneurial partnerships with world-class biotechnology companies, including EPIX Pharmaceuticals, Galapagos, Pharmacopeia and ChemoCentryx during 2006. The CEEDD’s goal is to supplement the GSK pipeline with assets developed through external alliances.

“In 2007, GSK’s new clinical imaging centre at Hammersmith hospital in London will be fully operational,” adds Moncef. “We have invested £46 million in the Centre. It is an exciting collaboration with Imperial College and evidence of our continuing commitment to experimental medicine. Research will focus on cancer, stroke, neurological diseases such as Parkinson’s and multiple sclerosis, and psychiatric diseases.

“Given everything we are working on, I am optimistic about the future.”

Countering a pandemic
Emmanuel Hanon is Vice President of our influenza vaccine franchise at GSK Biologicals. Based at Rixensart in Belgium, he leads the team responsible for developing our H5N1 ‘bird flu’ vaccine.

“Statistically, the world sees a flu pandemic every 30 years. But the H5N1 strain of the virus which is escalating in the bird population globally is potentially one of the most deadly we’ve ever experienced. It has the capability to jump from birds to humans.

“Since the late 1990s, GSK has been working to develop a vaccine capable of fighting a flu pandemic. The process picked up speed in 2005 and in the space of just 18 months we achieved something unique in our industry – we actually developed an effective vaccine from start to finish. Usually this would take 10 years.

“It’s hard to over-emphasise the importance of this vaccine. I have a family and as soon as the vaccine is made available, you can be sure that I’ll vaccinate my own children. If countries and governments think ahead and stockpile the vaccine, I believe they’ll be able to minimise the impact of a pandemic – in terms of fatalities in their population as well as damage to their economies.”

To find out more please visit
www.gsk.com

GSK Annual Review 2006

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Cancer: This time it’s personal

Cancer touches all our lives. It’s a leading cause of death worldwide, one that killed 7.6 million people last year alone, according to the World Health Organization (WHO). At GSK, we’re attacking the disease on several fronts.

The race
Cancer is a generic term for a range of diseases caused by normal cells changing to grow in an uncontrolled way. This uncontrolled growth can cause a lump called a tumour to develop.

How much heartache lies behind such a simple, bald statement? The truth is that cancer doesn’t just kill. It can disable the patient and cause untold misery for the friends and family of the patient too. And it touches the lives of everybody on our planet at some point.

Breast cancer is the most common cancer among women. According to the WHO, there are more than 500,000 related deaths each year. The cancer develops in the milk-producing glands in the breast or in the passages or ducts that deliver milk to the nipple. Some breast cancers spread to other parts of the body.

Cervical cancer kills more than 250,000 women each year (source: WHO) and disproportionately affects the poorest because they are seldom screened. Cervical cancer is caused by the human papillomavirus (HPV), pictured above, a sexually-transmitted virus to which almost every woman will be exposed during her lifetime.

The response
2006 was a remarkable year for our oncology team. During the year, we had five potential cancer medicines running in parallel in phase III trials and over 50 per cent of the company’s work with regulatory bodies concerned cancer and supportive care projects.

In addition to the landmarks we passed with Tykerb for breast cancer and Cervarix for cervical cancer, which are featured on page 5, our cancer portfolio has progressed on a number of important fronts.

HuMax-CD20 is in phase III trials for the treatment of leukaemia and non-Hodgkin’s lymphoma and in phase II for rheumatoid arthritis.

Pazopanib blocks the development of new blood vessels that feed tumour growth and entered phase III trials this year as a treatment for renal cancer.

We also anticipate success with two supportive care products, which improve treatment but do not themselves fight cancer. Promacta (eltrombopag) is a developmental oral medicine that improves the growth of blood platelets, which will help reduce bleeding in patients receiving chemotherapy or suffering from Hepatitis C so they can continue treatment. Casopitant aims to reduce chemotherapy-induced nausea and vomiting and therefore allow patients to continue a course of chemotherapy that may otherwise be curtailed.

GSK Annual Review 2006

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Review of 2006
Delivering our product pipeline for patients

Delivering hope to cancer patients
“2006 was a great year,” says Paolo Paoletti, Senior Vice President of our Oncology Medicine Development Centre. “Several promising new medicines for cancer are in late stage clinical trials and during the year we enrolled over 4,000 patients in trials, an increase of 185 per cent compared to 2004 and an indication of the strength of our cancer treatment pipeline.” The filing of Tykerb, our treatment for advanced breast cancer, was a landmark and is likely to be followed by a succession of other cancer-related products (see page 4).

Tykerb can improve the quality of life for patients, giving them the treatment they need at home with a simple, orally-taken tablet, whereas alternative treatments have to be injected or infused at a clinic. Not only is this more convenient for the patient, it also ties up fewer resources for the health provider.

Because Tykerb is a small-molecule medicine, it is tiny enough to move through the cancer cell membrane and stick to the damaging HER2 protein. Tykerb stops the cell from dividing and the cancer cell therefore dies.

“The independent data monitor asked us to stop one of our pivotal phase III Tykerb trials early, such was the evidence of its efficacy,” adds Paolo. “We filed for approval in the US in September and in Europe the following month.”

We have applied for an initial indication for Tykerb for treatment of advanced or metastatic HER2 positive breast cancer, in combination with capecitabine, in women whose breast cancer has progressed on other therapies. We expect further indications to follow as results from ongoing phase III trials emerge.

“	The independent data monitor asked us to stop one of our pivotal Tykerb trials early, such was the evidence of its efficacy”

Cervical cancer is the second most common cancer in women worldwide, with almost 500,000 new cases each year. It is caused by the human papillomavirus (HPV), a sexually transmitted virus, and all sexually active women are potentially at risk. Screening can detect the early signs of cervical cell abnormalities, allowing early and prompt treatment. Without a significant improvement in prevention of cervical cancer, it is estimated there will be a million new cases a year by 2050 (source: International Agency for Research on Cancer).

Clinical trials carried out in 2006 suggest that Cervarix, our vaccine to prevent HPV, is highly effective and well-tolerated in women aged 10-55. In a recently published study, Cervarix offered up to 100 per cent protection against the two most common cancer-causing HPV types.

“Cervarix was filed in Europe and many of our International markets during 2006 and preparations are currently underway to file in the US,” says Philippe Monteyne, VP Global Vaccine Development. “The indications are that Cervarix could work for a wide age range and for a long period of time, with immune response time already stretching to more than four years.”

Growing our vaccines pipeline
Philippe Monteyne believes that ours is the richest vaccine pipeline in the industry. “We’re very proud of both the number of potential products and the fact that they are in all stages,” he says.

“	The indications are that Cervarix could work for a wide age range and for a long period of time”

Currently in phase III development, Synflorix is designed as a dual pathogen vaccine developed to prevent meningitis, pneumonia and otitis. 2007 will be an important year for Synflorix and we expect that further progress with clinical studies will lead to filing for approval in Europe by the end of the year. We also have an extensive portfolio of meningitis vaccines currently in clinical development.

“We have a therapeutic vaccine for lung cancer, MAGE-A3, moving into phase III trials and our malaria vaccine continues to make good progress,” adds Philippe. “Towards the end of the year we also received data demonstrating that our new generation seasonal flu vaccine generated greater immune responses for those over 65, compared to a traditional seasonal flu vaccine.”

In addition, we will be filing Rotarix, the only two dose oral vaccine giving protection against severe rotavirus diarrhoea, for approval in the US during the first half of 2007. Rotarix is now registered in 78 countries worldwide and generated initial sales of £44 million in 2006.

Rising to the challenge of a flu pandemic
“An influenza pandemic isn’t inevitable – but experts remain deeply concerned about the likelihood of an outbreak,” says David Stout, President, Pharmaceutical Operations. “Where and when it will strike is the cause of debate. What is not open to question is the fact that GSK is developing a twin response to counter the threat of H5N1.”

Offering hope
Sue Perlo participated in clinical trials of Tykerb, our treatment for advanced breast cancer, during 2005. She is 60 years old and lives in Houston, Texas.

“I was diagnosed with breast cancer in April of 2005, during a follow-up ultrasound about a month after a suspicious mammogram.

“My tumours grew aggressively over the next few weeks, and then I turned to my doctor and asked, ‘OK, what do we do now?’ After originally feeling scared and unsure, I calmed down and added breast cancer to the list of things that I have and will conquer.

“Then I became a participant in the Tykerb clinical trial. My experience taking Tykerb was nothing like I had anticipated cancer treatment to be, because I could do it at home. I was pretty much able to go about my daily routine. I didn’t have to sit in the infusion laboratory, hooked up to a machine for a few hours a week, like we have to with intravenous chemo treatments. After my clinical trial therapy, my tumours shrank and that gave me added strength to be even more positive about my future.”

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Diabetes: Life is bittersweet

Our pipeline is vital – but we also focus our minds and resources on maximising the performance of our existing key products. This is the best way to build sales while also improving quality of life for patients. A good example is the way in which we’re extending our capability in diabetes, through the Avandia group of products.

The race
Diabetes is a common condition, with around 246 million people worldwide suffering from the disease, according to the International Diabetes Federation (IDF). Around 90% of these people have type 2 diabetes. Obesity and physical inactivity are the risk factors most frequently associated with diabetes.

Type 2 diabetes is a chronic, progressive illness often linked to premature death. It is characterised by high blood sugar levels that occur when the body does not produce enough insulin or does not respond properly to its own natural insulin, a condition called insulin resistance. Sugar then builds up in the blood instead of going into the cells and starves the cells of energy. Over time, high blood sugar levels can cause diabetes-related complications, affecting the eyes, kidneys, nerves or heart.

A condition known as impaired glucose intolerance or ‘pre-diabetes’ is considered a key stage in the development of type 2 diabetes – trials have shown that 29 to 55 per cent of those with pre-diabetes will develop type 2 within three years. The number of people with pre-diabetes is expected to increase to approximately 500 million by 2025 (source: IDF).

The response
Avandia is an oral antidiabetic medicine which acts primarily by allowing the body to use its own insulin more effectively. It improves blood sugar control in adults with type 2 diabetes.

During 2006, two important outcome trials indicated that the use of Avandia may lead to better results with two groups of patients – those in the early stages of type 2 diabetes and those who have yet to develop it (pre-diabetes).

In September 2006, the DREAM (Diabetes Reduction Assessment with ramipril and rosiglitazone Medication) trial showed that Avandia can reduce the risk of progression from pre-diabetes to type 2 diabetes in high risk patients by 62 per cent, relative to placebo.

Three months later, ADOPT (A Diabetes Outcome Progression Trial) demonstrated that Avandia reduced the rate of monotherapy failure by 32 per cent compared to the most commonly prescribed oral antidiabetic agent.

Data from both these studies are expected to be filed with regulatory agencies during the first half of 2007.

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Review of 2006
Optimising the performance of key products

Firstly, we have invested £100 million to increase production capacity for Relenza, our antiviral flu treatment, and the 10 millionth pack produced in 2006 left the production line in December. This performance is 20 times the original capacity of our manufacturing sites.

for 8 million doses in the event of an actual pandemic.”

Greater innovation for consumers
We are increasing the value of our pipeline of new Consumer Healthcare products by focusing on greater innovation. “We are looking for innovation wherever we can find it, inside or outside the company – something we call Open Innovation,” says Ken James, our head of R&D for Consumer Healthcare. “We have also increased alignment between R&D and our global brand teams so we understand consumers’ needs better and can deliver more innovative products that meet those needs.”

We expect to launch 10 new products in 2007, including alli, the first FDA-approved OTC weight-loss treatment in the US, Aquafresh White Trays to whiten teeth, Sensodyne Pronamel, the first toothpaste designed to protect teeth from acid erosion, and an extension to our range of Commit lozenges that help people stop smoking.

“GSK is developing a twin response to counter the threat of H5N1”

Secondly, the prospects for our H5N1 vaccine are excellent. Our proprietary adjuvant system allows us to produce an effective vaccine at much lower dosage levels than was at first thought possible. This means we can increase production approximately 10-fold so that more people worldwide can be inoculated against H5N1.

“Our H5N1 pandemic vaccine was filed in January 2007 and has already been pre-sold in some countries,” says David. “Switzerland, for example, has ordered 8 million doses for pre-pandemic use, one for each member of its population, and has also reserved capacity

Key products are performing well
We deliver medicines and vaccines that meet patient needs and deliver value

Sales of key Pharmaceutical and Consumer Healthcare products continued to grow in 2006 and to deliver benefits for both patients and our shareholders.

Improved Pharmaceutical performance
Pharmaceutical turnover rose 9 per cent to £20.1 billion, driven by a strong performance in the United States where sales were up 16 per cent to £10.4 billion. Sales in Europe were impacted by generic competition to several products, although overall turnover rose by 1 per cent to over £5.5 billion. Sales in International markets increased by 6 per cent to £4.2 billion, with sales in Japan up 8 per cent to £860 million.

Seretide/Advair, for asthma and COPD, performed well globally with sales rising 11 per cent to £3.3 billion. “One of the milestones of 2006 was the TORCH study, which we believe will have a major impact on treatment for COPD patients” says David Stout. Applications to extend the indication for COPD on the label for Seretide/Advair to include a mortality claim have been made in markets worldwide.

“Sales of our Avandia group of products for diabetes increased by 25 per cent to £1.6 billion. We also received results of two very positive outcome trials – DREAM and ADOPT.” See page 6 for details.

Globally, 2006 was also a strong year for Lamictal, for bi-polar depression and epilepsy, and this product is now a near £1 billion brand.

Sales of Coreg, for heart disease, grew by 38 per cent to £779 million. We will launch Coreg CR, a ‘once-a-day’ product, in March 2007.

Valtrex for herpes performed well, with sales up by 24 per cent to £845 million, driven by patients switching to suppression therapy, particularly in the US.

Sales of key products continued to grow and to deliver benefits for both patients and our shareholders

“Vaccines have been a major success story for us, with sales up 23 per cent to £1.7 billion,” adds David. “Infanrix, Paediarix and Fluarix all performed well and we brought a new vaccine, FluLaval, to market in the US. We’re now one of the largest providers of flu vaccines in the world. Total sales of Boostrix, Fluarix/FluLaval and Rotarix reached £274 million, up 91 per cent.”

Of our high potential products, we saw encouraging sales for Avodart, for enlarged prostate, up 69 per cent to £216 million, and in its first full year, our share of co-promotion income for Boniva/Bonviva, for osteoporosis, was £95 million. Requip, for Parkinson’s disease and

Fighting diabetes
Married with two daughters, Julieta Camacho is a 58-year-old diabetic from Mexico City. On the advice of her doctor, she switched to Avandia initially and then to Avandamet.

“In May 2000, I was sent to hospital with a diabetic coma diagnosis. Although I showed blood glucose levels of over 500mg, I did not know I was diabetic.

“I received antibiotics, solutions and insulin for some days, followed by various doses of metformin. Due to a lack of response, I then received Avandia once a day. My glucose levels improved and I felt much better. Then in 2004 my doctor advised me to change to Avandamet twice a day, to stabilise my glucose levels. I also had to continue my diet and regime of physical activity.

“My glucose levels are now almost normal all the time, but the most important thing is that I can have a more normal life. The last visit to the doctor was three months ago and he tells me that I am stable, that my diabetes is well controlled and that my health has improved considerably. The doctor is optimistic and says that my prognosis is good.”

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Malaria: Reality bites

Access to healthcare remains a complex challenge in many parts of the developed and developing world. We are committed to finding innovative solutions in order to provide medicines to those who need them most.

The race
The stark reality is that almost half of the world’s population is at risk of contracting malaria. Worldwide, the WHO estimates there are 500 million cases each year.

Poverty and a lack of political determination mean that countless people around the globe are denied access to the medicines that they need. Millions of people in sub-Saharan Africa exist on less than $1 a day. Many people struggle to afford basic headache pills, so relatively expensive treatments such as those for malaria and HIV/AIDS are even more inaccessible. Little wonder, perhaps, that child mortality is 29 times that of industrialised countries.

A significant increase in funding is required. Sustainable progress will only be achieved if the barriers to access – financial and cultural – are addressed by all sectors of society: governments, international agencies, charities, academic institutions and, yes, pharmaceutical companies such as GSK.

The response We work to make a difference in four ways:

•	Through R&D into the diseases particularly prevalent in the developing world. This work is funded through a combination of GSK-funded programmes and innovative public-private partnerships like the Medicines for Malaria Venture

•	Through our programme of preferential pricing for antimalarials, HIV/AIDS medicines and vaccines

•	Through voluntary licensing of our key HIV/AIDS medicines to generic manufacturers in Africa

•	Through community investment programmes, such as those outlined on pages 12 and 13 of this Review

In terms of malaria, we have made good progress. Phase III studies began for a potential new antimalarial treatment and phase II trials for our malaria vaccine are progressing well. We also continue to make all our antimalarials available at not-for-profit prices to a wide range of countries. These prices cover our costs but we do not make a profit. This means we can sustain supply of these products for as long as they are needed. And GSK’s African Malaria Partnership is working to increase awareness, political commitment and funding to combat this disease through many advocacy initiatives.

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Review of 2006
Improving access to medicines

restless legs syndrome, performed strongly in the US and will be boosted by two follow-on products, Requip CR for restless legs syndrome and Requip XL 24-Hour for Parkinson’s disease, both of which have now been filed in the US. Total sales of Requip in 2006 grew 74 per cent to £268 million.

In 2007, we also expect to launch Trexima, for migraine, and Wellbutrin XR, for depression, which was approved in Europe in January 2007.

Consumer Healthcare continues to grow
“2006 saw our Consumer Healthcare business unlock its growth potential across the portfolio,” says John Clarke, President, Consumer Healthcare. Consumer Healthcare sales were £3.1 billion, a 6 per cent increase over 2005 at CER. “We are driving growth through greater innovation and more effective marketing strategies on strong brands.” Sales of Sensodyne grew strongly, up by 19 per cent, Lucozade grew by 14 per cent, smoking control by 7 per cent and Panadol by 6 per cent. Aquafresh sales declined 3 per cent to £283 million.

“Our consumer brand portfolio will be strengthened further in 2007 with the launch of ten new products, including alli, the only FDA-approved weight-loss product available to consumers without a prescription, and it is the first clinically-proven, over-the-counter product to be combined with a comprehensive support program,” adds John. Approved for use by overweight adults in conjunction with a reduced-calorie, low-fat diet, alli helps people lose 50 per cent more weight than with diet alone.

“Additionally, with the acquisition of CNS towards the end of 2006, we brought two leading brands into our portfolio. Breathe Right and FiberChoice are leaders in their categories in the US and provide another growth opportunity. Using our scale and expertise, we will introduce these products into markets worldwide.”

Commercial and operational excellence
“We continue to improve the performance of our sales teams,” says David Stout. “This has been recognised in the US where we tied as best overall pharmaceutical company among managed care medical directors in an independent autumn 2006 survey.

“Our consumer brand portfolio will be strengthened further in 2007 with the launch of ten new products”

“In terms of operational excellence, we again identified areas of spend where global sourcing can generate savings. We now concentrate some of our financial services, IT support and IT lifecycle management in low cost countries such as India which offer tremendous talent.”

Access to medicines: making the difference
We find innovative ways to bring medicines and vaccines to patients who need them, in both the developing and developed world

“There has always been a healthcare crisis in the developing world,” says Jon Pender, a Director in our Government Affairs team with responsibility for access issues. “For example, many Africans in the sub-Saharan region don’t have enough food or water, let alone medicines.

“But we can still make a difference. JP Garnier is on record as saying that he wants to provide medicines to all patients, not just the world’s richest people. That sounds like a nice line in corporate mantra, but actually it’s the sincerely-held view of all of us at GSK.”

Making a difference to HIV/AIDS patients
In total, including eligible Global Fund and PEPFAR (US President’s Emergency Plan For AIDS Relief) projects, our HIV/AIDS and malaria treatments are offered at not-for-profit prices to eligible customers in over 100 countries, many of which have very low healthcare budgets.

“In 2006, manufacturing efficiencies reduced the cost of making some of our HIV/AIDS products by up to 30 per cent and we passed these savings on in terms of lower prices. We also added two antiretrovirals (ARVs) to the portfolio of not-for-profit medicines,” says Jon. “In September, we announced an agreement with the Russian Government to supply over 90,000 treatment packs of ARVs by the year end. The first direct, federal purchase of ARVs in Russia, this included supplies of Combivir, Epivir and Ziagen, which are mainstay treatments for HIV.”

In addition, we have now granted a total of eight voluntary licences for our key HIV/AIDS medicines to generic manufacturers in Africa.

We also operated 19 HIV/AIDS projects in local communities worldwide through our Positive Action programme to help overcome poor understanding of transmission, diagnosis and the stigma associated with this disease.

Supporting people in need
A 50-year-old self-employed construction worker from Virginia in the US, William suffers from asthma. He cannot afford health insurance – the cost would consume more than half of his income.

Access to health care and medication to treat disease can be as much of an issue in the developed world as it is in places like Africa. In the US, more than 46 million people lacked health insurance in 2006 (source: US Census Bureau).

Through the RxPartnership, GSK provides medication to free clinics that treat low-income, medically-uninsured people. The Rockbridge Area Free Clinic is one of 53 free clinics that serve over 61,000 low-income people in Virginia. One such individual is William, who takes our medicine Advair.

“Once I started taking Advair, I could breathe so much easier,” he says. “I feel so much better and can do more at work. In addition to asthma, I also have hypertension. My wife suffers from hypertension, diabetes and associated neuropathy, and heart disease. We receive all of our care from the Rockbridge Area Free Clinic and between us we take 15 medications every month.”

The cost of these medications at a retail pharmacy would exceed $1,000 per month – an impossibility, given William’s low income.

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People: Joined-up thinking

We want to be the best place for the best people to do their best work, as individuals and as part of a team. How are we performing against that target? Very well, according to our latest leadership opinion survey, although there is certainly no room for complacency.

The race
The workplace is changing, and fast. Attitudes to work and careers that were commonplace just a decade ago now seem outdated and redundant.

According to the US Bureau of Labor Statistics, by 2010 there will be 10 million more jobs than qualified candidates in the US – and 16 million by 2015 as the last of the baby boomers retire. In fact, 76 million Americans will retire by 2010 and the number of workers aged 55 and over is growing four times faster than the labour force as a whole. In the UK, there is almost full employment. China has a huge hunger for skills and is already experiencing major talent shortages. This picture is repeated around the world as demand for knowledge workers outstrips the ability of the population to supply them.

The baby boomers have boomed and bust. In their wake, a new set of imperatives are taking root. There are fewer young people and what they want is different. Millennial children demand more social responsiveness, they want to make a positive contribution. Salary and security are no longer enough.

The response
In May, we carried out our bi-annual leadership opinion survey which benchmarks us against 39 other major multinational companies. We achieved the highest score of any company on employee satisfaction, with 85 per cent of employees who responded expressing overall satisfaction with GSK, up from 73 per cent in 2004 and some 20 points ahead of the mean score of comparison companies. 90 per cent are proud to be part of GSK, up from 83 per cent in 2004.

In fact in almost all cases, our scores were well above those of two years ago. Compared to our peers, we not only exceeded the mean but in several instances achieved the highest score as well.

“Following our last survey in 2004, we carried out an action plan to address the areas where we performed less than satisfactorily,” says Sherry Stuckey, VP Leadership and Organisation Development. “It’s great to see how much we’ve improved as most departments saw a significant increase in their scores in this year’s survey.”

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Review of 2006
Being the best place for the best people to do their best work

Helping people in the developed world
In 2006, our US access programmes provided medicines to over 400,000 US residents with low income. And, in 2007, we have launched a new initiative called GSK Access to offer help to certain Medicare-eligible patients who need additional assistance.

“Even though the Medicare Part D prescription drug benefit has been a great success for many, we know that there are still patients who may need help in getting their medicines,” says Chris Viehbacher, President of our US Pharmaceuticals business. “Most eligible patients can get GSK medicines for free before they reach the gap in Medicare coverage known as the ‘donut hole’.

“Following the introduction of Part D, around 25 to 30 per cent of those on our patient assistance programmes are now eligible for Medicare and they no longer need to rely on GSK, which explains why the value of our product donations was down this year against 2005, from $464 million to $370 million.

“Nevertheless, we still gave away products valued at $1 million (wholesale acquisition cost) every single day of the year in 2006.”

Being the best place for the best people to do their best work
We foster a distinctive culture of high performance, responsible business practices and openness to new ideas

People are our greatest asset. That may be a tired cliché, but for us it’s also an undeniable fact of life. For all our investment in technology and products, it is people who discover new drugs and people who get medicines to those who need them most.

But ours is a competitive world. The race to attract and then retain talent is being run across every industry and in laboratories and offices all over the world. Recruitment is first or second on almost every organisation’s list of business priorities.

Independent endorsement
Our latest leadership opinion survey (see page 10), shows that we’re making good progress. Almost across the board, our scores were well above those of two years ago. Many were also higher than the scores achieved by our peers.

An independent survey, compiled every two years by the Corporate Research Foundation in association with The Guardian newspaper in the UK, underlines those findings. “In the ‘Britain’s Top Employers 2007’ survey, we posted the fourth highest score out of 100 companies,” says Dan Phelan, our head of human resources. “We scored 81.4 points, up from 73.5 in 2005.”

In November, JP Garnier was presented with the Hunt-Scanlon Human Capital Advantage Award. The award recognises JP’s commitment to attracting, developing and retaining top talent in a way that increases employee loyalty, customer satisfaction and shareholder returns.

In the US, we were named to the Hall of Fame by Working Mother Magazine for being listed as one of the 100 Best Companies for

Working Mothers in the US for each of the last 15 years.

Looking ahead, succession planning plays a key role in the long term health of the business and retaining the best people. “We have a wealth of exceptional talent at senior levels and are recognised for our ability to foster great leaders,” says Dan. “Planning is undertaken annually so that we can provide our leaders of the future with a career path that will develop the key skills they will need.”

Performing with integrity
According to the leadership opinion survey, 91 per cent of respondents agree or strongly agree that colleagues in their department show ‘commitment to performance with integrity’, maintaining the level from our 2004 survey.

“We have a wealth of exceptional talent at senior levels and are recognised for our ability to foster great leaders”

During 2006, we underlined our commitment to high ethical standards by raising awareness of our Integrity Helpline, which is available to all employees, contractors, vendors and others. All employees have an obligation to report adverse events for GSK products and can do so by clicking a button on our intranet homepage.

Reducing pressure
To sustain energy and performance, we need to help our people get the most from their working lives and to help them identify and address areas of excessive pressure to avoid stress.

“So far, nearly 1,000 teams from all over the world – more than 13,000 people – have participated in training to help them deal with work

Making a difference
Paul Smith joined GSK in 1996 as a laboratory chemist before gaining broad experience in procurement and manufacturing. Currently Manufacturing Strategy Manager for Infectious Diseases, he has an MBA with distinction from Tanaka Business School at the University of London.

“What’s so special about GSK?
Working here gives me the chance to do the right thing and make a difference. A large part of my job involves HIV/AIDS and access to medicines – and I get a real buzz out of it. It’s true that GSK is a commercial enterprise, but it’s also a company that has the potential to do great good in the world. Life is not just about the share price!

“Since the merger, I’ve seen the culture evolve. Today, I’d say it’s become more business and results-oriented. At the same time, it’s a very friendly, pro-active environment to work in. Managers, including the senior executives, are open-minded and approachable. They listen to what people have to say.

“GSK has won a lot of recognition recently and I’m not surprised. I have friends in industry and government – and when we get together I’m one of the very few who wants to talk about the good things at work.”

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Responsibility: Now wash your hands?

     We will never wash our hands of our responsibilities. Ours is a big business with the potential to make an impact not only in the communities where we operate but in the wider world too. Through a range of global health programmes we aim to play our part to the full.

The race
Every year, over 2.2 million people globally die because of diarrhoeal disease (source: WHO). Most of them are children. Most live in developing countries. And it’s fair to say that for many the real cause of death is actually ignorance of basic sanitation and personal hygiene. Even in those instances where the diarrhoea is not fatal, it has a knock-on effect on the potential for the child to lift themselves out of poverty, simply by missing too many days of school because of illness.

According to the British Government’s Department for International Development, “More investment in health services, infrastructure and education is required to cut the numbers of young children dying from preventable diseases.”

The problems caused by diarrhoea are not restricted to what many Westerners would think of as the developing world. There are also challenges in the Americas, Europe and Asia.

The response
Sometimes it’s the simple things, such as basic education, that make the greatest difference.

For example, although hand-washing is something that most of us take for granted, it is not common practice throughout the world.

PHASE (Personal Hygiene And Sanitation Education) is a simple hand-washing programme for school children that saves lives. It improves personal hygiene and sanitation practices by helping children understand how germs and parasites spread and cause diseases. The children take the lessons home, bringing improved health to the rest of the family. PHASE began in 1998 and was first implemented in Kenya, shortly followed by Nicaragua, Peru, Uganda, Zambia and Bangladesh, with startling results.

During 2006, the project moved into Mexico and Tajikistan for the first time, working with Save the Children. For many, Mexico is seen as a tourist destination, a near-neighbour of the richest nation on Earth. Yet diarrhoea is a real problem and we anticipate that PHASE will have a significant impact on lowering the incidence of the disease and also improving school attendance figures.

In the last 12 months, we also agreed funding to initiate a PHASE project in Nairobi’s Kibera slum, as well as in Bolivia, for 2007.

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Review of 2006
Running our business responsibly and playing our part in the community

pressures effectively,” explains Bob Carr, VP Employee Health Management. “This consists of an online assessment that focuses on the sources of pressure and its outcomes. The resulting report is an effective and efficient way for a manager to address issues that may be impeding team effectiveness and organisational success.	“Does it work? Without a doubt. Teams who have participated in the process have reported pressure due to work/life conflicts down by 25 per cent and satisfaction with their work environment up 21 per cent, with a significant increase in willingness to experiment with new working practices.”

Running our business responsibly and playing our part in the community
We are committed to making a real difference where we can

In 2006, our global community investment activities were valued at £302 million, equivalent to 3.9 per cent of our profit before tax, down from £380 million in 2005. The reduction was primarily due to the introduction of a new Medicare prescription drug benefit in the US, which meant fewer patients needed to rely on our patient assistance programmes (see page 11).

“ Positive Action is another long-term programme that’s making a real difference to the challenges posed by HIV/AIDS,” adds Justine. “We focus on strengthening communities to help them look after people living with HIV and AIDS. In 2006, we supported 19 programmes in 17 countries.”

The GSK African Malaria Partnership continues to support the battle against a disease that kills a child every 30 seconds. In 2006, our Mobilising for Malaria advocacy initiative launched national Coalitions Against Malaria in the UK, France, Belgium, Ethiopia and Cameroon to generate greater awareness, political commitment and sustained funding to fight the disease.

Beyond these disease programmes, we have a wide range of partnerships focused on health and education. Examples include the Barretstown camp in Ireland, where seriously ill children can enjoy therapeutic recreation, and a travelling science laboratory in North Carolina.

In 2006, our global community investment activities were valued at £302 million

In the UK, we supported over 100 organisations in health, medical research, science education, the arts and the environment. In North America, we focused on improving public education and access to better healthcare for children and seniors.

We are pleased to have been recognised for our efforts, having received the prestigious Excellence in Corporate Philanthropy Award 2006 from the US-based Committee Encouraging Corporate Philanthropy (CECP).

Global health programmes
“During 2006, we ran programmes in more than 100 countries,” says Justine Frain, VP Global Community Partnerships. “In August we passed an important milestone in our most far-reaching and long-term programme, with the donation of our 500 millionth treatment to eliminate lymphatic filariasis (LF), which is sometimes known as elephantiasis. This devastating disease causes symptoms such as swollen legs, arms and genitals as well as debilitating fevers and pain.”

Our LF programme is an ambitious 20-year partnership with the WHO and our donation of albendazole will exceed 6 billion tablets. In May we were delighted to receive the 2006 World Business Award from the International Chamber of Commerce for our work on LF.

Running our business responsibly
At GSK, corporate responsibility is built-in, not a bolt-on. We want to run the business in a way that society considers responsible.

“Achieving this in everything we do is challenging,” says Julia King, VP Corporate Responsibility. “Clearly, our core business makes a valuable contribution to society – but that doesn’t mean we can ignore any of the issues associated with the research, manufacture and sale of medicines.”

Every year, we report on progress in upholding our responsibility principles, including improving access to medicines, ethical business practices and caring for the environment. Our Corporate Responsibility Report 2006 is available, from the end of March 2007, at www.gsk.com.

Delivering education
Kim Thi Huyen has taken part in a GSK-sponsored midwifery training programme for ethnic minorities in Vietnam. Aged 25, Huyen lives in a village in Vinh Long province.

“Vietnam’s ethnic minorities have low standards of living, healthcare and education. Many are superstitious, believing customs which say that delivery must be handled by husbands or relatives. In some villages they even believe that when the mother dies in childbirth, the baby must also be buried as it’s a sign of evil. It’s difficult to convince them to go for prenatal check-ups, vaccinations or delivery at the healthcare centres or hospitals.

“More than 300 women have already been trained and become midwives through this four-month training programme, which includes basic healthcare for mothers and newborns as well as birth control. GSK is the only sponsor and they support our training, accommodation costs and daily expenses while we’re in Ho Chi Minh City, as well as post-training allowances.

“After my training, I’ll use our ethnic language to explain to the people in the villages the importance and benefits of maternity healthcare. I believe that I can help mothers understand how important this is for themselves and their children. Eventually, I think we can help to reduce mortality among newborns.”

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2006 performance overview

Key performance indicators Turnover, earnings per share growth and total shareholder return

GSK’s performance and development are driven by a number of important strategies

Strategies

Optimising the performance of key products
Both the Pharmaceutical and Consumer Healthcare businesses focus on ways to improve the return from the Group’s intellectual property by maximising sales of key products.
GSK’s activities include:
•	achieving worldwide sales force excellence
•	achieving Pharmaceutical and Consumer Healthcare marketing excellence
•	maintaining the highest ethical standards
•	improving the cost-effectiveness of operations

Delivering our product pipeline for patients
GSK aims to create the best product pipeline in the industry for the benefit of society. This includes developing a focused strategy to support the pipeline and manage the full life cycle of compounds from launch as prescription medicines through to potentially becoming over-the-counter products.

GSK measures R&D productivity by the number and level of innovation of the products it creates, and by the ability to address unmet patient needs.

Being the best place for the best people to do their best work GSK is committed to creating the best place for the best people to do their best work by:
•	recruiting and developing the best people in the industry
•	supporting a culture of high reward for high performance
•	ensuring good communication and employee involvement
•	maintaining a diverse and healthy workforce

Improving access to medicines
GSK is finding innovative ways to bring medicines, vaccines and health education to patients in all countries, including those suffering from epidemics and neglected diseases.

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Key developments in 2006

•	Total turnover grew 9% to £23.2 billion – Pharmaceuticals up 9% to £20.1 billion; Consumer Healthcare up 6% to £3.1 billion
•	Top ten Pharmaceutical products:
	–	Seretide/Advair £3,313 million, up 11%	–	Zofran £847 million, up 3%
	–	Vaccines products £1,692 million, up 23%	–	Valtrex £845 million, up 24%
	–	Avandia group of products £1,645 million, up 25%	–	Coreg £779 million, up 38%
	–	Lamictal £996 million, up 19%	–	Imigran/Imitrex £711 million, up 3%
	–	Wellbutrin £900 million, up 24%	–	Flixotide/Flovent £659 million, up 5%
•	High potential products Avodart, Requip and Boniva delivered combined sales of £579 million
•	Top five Consumer Healthcare products:
	–	Lucozade £301 million, up 14%	–	Panadol £207 million, up 6%
	–	Aquafresh £283 million, down 3%	–	Ribena £169 million, down 1%
	–	Sensodyne £257 million, up 19%
•	Operating margin increased by 1.9 percentage points to 33.6% of turnover
•	Continuing financial strength enabled the 2006 dividend to be increased to 48 pence (2005 – 44 pence)
•	A new share buy-back programme of £6 billion over three years was announced

•	In February 2007, GSK had 158 pharmaceutical and vaccine projects in clinical development, compared with 149 in February 2006
•	31 major product opportunities were in phase III development or registration (13 NCEs, 6 new vaccines, 12 PLEs), including:
	–	Cervarix (cervical cancer)	–	Coreg CR (cardiovascular conditions)
	–	Tykerb (breast cancer)	–	Trexima (migraine)
	–	Allermist (allergic rhinitis)	–	H5N1 (pandemic flu vaccine)
•	Late stage projects terminated included Redona for type 2 diabetes and brecanavir for HIV/AIDS

•	The Group’s biennial global leadership survey of over 10,000 managers in 2006 showed:
	–	91% (2004 – 91%) of managers believed “people in their department show commitment to performance with integrity”
	–	90% (2004 – 83%) of managers were “proud to be part of GlaxoSmithKline”
	–	86% (2004 – 77%) of managers would “gladly refer a friend or family member to work for GlaxoSmithKline”
•	In 2006, 36.3% of the global management population was female (2005 – 35.5%)

•	Global community investment was valued at £302 million, 3.9% of profit before tax
•	The lymphatic filariasis elimination programme continued with another 155 million albendazole treatments donated, making almost 600 million treatments in total
•	GSK shipped over 27 million Combivir tablets and nearly 59 million Epivir tablets to developing countries at not-for-profit prices.
Approximately 120 million tablets were supplied by generic manufacturers licensed by GSK
•	Other international humanitarian product donations totalled £22 million

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Business operating review
GSK delivers strong 2006 performance

Pharmaceuticals
GSK’s ability to deliver continued Pharmaceutical turnover growth in 2006 was primarily due to an exceptionally broad product portfolio of high-value growth products coupled with sales and marketing excellence. These growth products include Seretide/ Advair, the Avandia group of products, vaccines, Lamictal, Valtrex, Coreg, Requip, Avodart and Boniva/Bonviva.

GSK continues to be the global leader in Respiratory with sales of its three key products, Seretide/Advair, Flixotide/Flovent and Serevent, amounting to £4.3 billion, up 9% on 2005. Total sales of Seretide/Advair, the Group’s largest product, rose 11% to £3.3 billion. In the US, sales grew 13% to £1.9 billion. In Europe, sales grew 10% to £1.1 billion and in International markets, sales grew 9% to over £300 million.

Market share by value in the anti-asthma and COPD therapy class was 29% in Europe and 33% in the US, an increase of 2 percentage points in Europe and a flat market share in the US (reflecting lower prescription volumes due to a label change in early 2006 that restricted GSK’s ability to promote the product, offset by favourable pricing changes).

GSK turnover in 2006 grew 9%, driven by the growth of key products

In Central nervous system, sales increased 15% to £3.6 billion. Total Seroxat/Paxil sales grew 4% to £620 million, due to strong growth of Paxil CR in the US and Paxil IR in Japan partly offset by generic competition to Paxil IR in Europe.

Total Wellbutrin sales grew 24% to £900 million due to the performance of Wellbutrin XL, a new once-daily product, which grew 25% to £798 million. A generic competitor to the Wellbutrin XL 300mg tablet (approximately 60% of Wellbutrin sales) entered the US market in December 2006.

Pharmaceutical turnover by therapeutic area:
	2006	2005	Growth
	£m	£m	CER %

Respiratory	4,995	5,054	–
Central nervous system	3,642	3,219	15
Antivirals	2,827	2,598	10
Metabolic	1,875	1,495	27
Vaccines	1,692	1,389	23
Cardiovascular and urogenital	1,636	1,331	24
Antibacterials	1,369	1,519	(9)
Oncology and emesis	1,069	1,016	7
Other	973	1,040	(5)

	20,078	18,661	9

Presentation
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER unless otherwise stated.

Sales of Lamictal, for the treatment of epilepsy and bipolar disorder, grew 19% to just under £1 billion, benefiting from its new indication to treat one of the most serious forms of epilepsy – primary generalised tonic-clonic seizures.

Market share by value

Sales of Requip, for Parkinson’s disease and Restless Legs Syndrome (RLS), grew 74% to £268 million and, in December, the FDA accepted GSK’s file for approval of the new formulation Requip CR.

Within Antivirals, sales of HIV products were £1.5 billion, down 1%. Competition to older products, Combivir down 9% to £528 million and Epivir down 21% to £202 million, was mostly offset by strong sales growth of new products Epzicom/Kivexa which more than doubled to £241 million and Lexiva up 18% to £131 million. Sales of Valtrex, for herpes, rose 24% to £845 million, with US sales up 30% to £600 million, driven by patients switching to suppression therapy.

In Metabolic, sales of the Avandia group of products grew 25% to £1.6 billion. In the US, sales grew 24% to £1.2 billion. In Europe, sales grew 39% to £217 million driven by the increasing use of Avandamet. Sales in International markets rose 19% to £234 million. The Avandia group of products achieved in 2006 a market share by value in oral antidiabetics of 37% in the US and 19% in Europe up 2 and 5 percentage points, respectively. In the US, prescription volume growth was adversely impacted by product supply issues during the year, which have now been resolved.

In its first full year, our share of co-promotion income for Boniva/Bonviva, a new once-monthly oral bisphosphonate for the treatment of postmenopausal osteoporosis, was £95 million. Boniva/Bonviva was developed with Roche and launched in 2005.

Vaccine sales increased 23% to £1.7 billion, with good performances from all regions: US sales rose 40% to £465 million, European sales grew 20% to £709 million and sales in International were up 13% to £518 million. Key contributors were Infanrix/Pediarix, GSK’s combination vaccines for children, and hepatitis vaccines. New vaccines also helped drive overall sales growth.

In Cardiovascular and urogenital, Coreg (for heart disease) grew 38% to £779 million. Avodart for benign prostatic hyperplasia (enlarged prostate) had a very strong year, with sales increasing 69% to £216 million.

Antibacterial sales declined 9% worldwide to £1.4 billion, reflecting generic competition and a weaker flu season.

In Oncology and emesis, sales of Zofran grew 3% to £847 million, driven by the US market, up 8% to £679 million.

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Business operating review
continued

Competition
The pharmaceutical industry is highly competitive. GSK’s principal competitors range from small to large pharmaceutical companies, often with substantial resources. Pharmaceuticals may be subject to competition from other products during the period of patent protection and, once off patent, from generic versions. Following the loss of patent protection, generic products rapidly capture a large share of the market. For further details, please see ‘Products and Competition’ on pages 27 to 30 in the Annual Report 2006.

4 pence increase in dividend resulting in 48 pence per share for the year

Consumer Healthcare sales
The growth in Consumer Healthcare sales of 6% to £3,147 million comprised an OTC medicines sales increase of 5% to £1,496 million, an Oral care sales increase of 6% to £993 million and a Nutritional healthcare sales increase of 7% to £658 million.

In OTC, growth was driven by Panadol, up 6%, and smoking control, up 7%.

In Oral care, sales of Sensodyne grew strongly, up 19%, although sales of Aquafresh were down 3%.

Within Nutritional healthcare, Lucozade, grew 14% and Horlicks, grew 6%. Ribena sales were down 1%.

Operating profit
The operating profit margin increased 1.9 percentage points as operating profit increased 14% in sterling terms to £7,808 million. At constant exchange rates, operating profit increased 17% and the margin increased 2.4 percentage points.

This reflected SG&A growth below the rate of turnover growth, partially offset by higher costs related to programmes to deliver future cost savings and lower other operating income.

Taxation
The charge for taxation on profit, amounting to £2,301 million, represents an effective tax rate of 29.5% (2005 – 28.5%).

As reported last year, GSK’s largest unresolved tax issues were with the US Internal Revenue Service (IRS) and UK HM Revenue and Customs (HMRC) in respect of transfer prices related to the Glaxo heritage products. GSK also has open issues in Japan and Canada.

On 11 September 2006, GSK and the IRS agreed to a resolution of their dispute involving final net cash cost to the Group of approximately $3.1 billion. The settlement resolved all transfer pricing issues for the period 1989 – 2005.

See Note 12 to the financial statements, ‘Taxation’, in the Annual Report 2006 for further details.

Earnings per share
Full year earnings per share (EPS) increased 19% to 95.5 pence. At actual rates of exchange, earnings per share increased 16%. The adverse currency impact of 3% on EPS reflected the strength of sterling against other major currencies.

Dividend
The Board has declared a fourth interim dividend of 14 pence per share, resulting in a dividend for the year of 48 pence per share, a 4 pence increase over the dividend of 44 pence per share for 2005.

Cash flow
The net cash inflow from operating activities after taxation paid was £4,357 million, a decrease of £1,601 million from 2005, arising mainly from the gross taxation payment of $3.3 billion (£1.8 billion) under the US transfer pricing dispute settlement, partially offset by higher operating profits.

Free cash flow was £2.6 billion, a decrease of 44% versus 2005. Free cash flow is the amount of cash generated by the business after meeting its obligations for interest, tax and dividends paid to minority interests, and after capital expenditure on non-current tangible and intangible assets.

2007 outlook
Sales growth of existing products and launch of new products are key drivers of GSK’s business performance. The sales growth seen from key products such as Seretide/Advair, the Avandia group of products, vaccines, Lamictal, Valtrex, Coreg and the rising stars – Requip, Avodart and Boniva/Bonviva – is expected to continue in 2007 although this is likely to be offset by declines in Zofran, Flonase and Wellbutrin due to generic competition.

Five major new pharmaceutical product launches are expected in 2007. These include Tykerb, for breast cancer, Cervarix, for cervical cancer (in Europe), Allermist/Avamys, for allergic rhinitis, Coreg CR, for heart conditions, and Trexima, for migraine.

GSK’s consumer brand portfolio will be strengthened further in 2007, with the launch of 10 products, including alli, a new treatment for weight-loss in the US.

Several new products are expected to be filed for approval with the regulatory authorities in 2007, including vaccine opportunities: US filing of Cervarix, Rotarix, for rotavirus, and the European filing of Synflorix, a vaccine against meningitis, pneumonia and otitis. GSK continues to progress the development of vaccines for use before, and in the event of, a flu pandemic. In January 2007, GSK submitted its H5N1 vaccine to European regulators for approval for pre-pandemic use.

GSK now has 31 major product opportunities in phase III development or registration, comprising 13 new chemical entities (NCEs), 6 new vaccines and 12 product line extensions (PLEs).

GSK’s published earnings guidance for 2007 is that earnings per share growth is expected to be 8% to 10% in CER terms.

EPS 95.5 pence, growth of 19%

Legal proceedings
The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, antitrust and governmental investigations and related private litigation. See Note 43 to the financial statements, ‘Legal proceedings’, in the Annual Report 2006 for a discussion of proceedings and investigations in which the Group is involved.

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The Board

The Board of Directors is ultimately accountable for the Group’s activities, strategy and financial performance.

Sir Christopher Gent (Aged 58)
Appointed on 1 June 2004. Chairman. Sir Christopher was the Chief Executive Officer of Vodafone Group plc, until his retirement in July 2003. He is a Non-Executive Director of Lehman Brothers Holdings Inc, a Non-Executive Director of Ferrari S.p.A., a member of KPMG’s Chairman’s Advisory Group, a member of the Financial Reporting Council, a Senior Adviser at Bain & Co. and a member of the advisory board of Reform.

Dr Jean-Pierre Garnier (Aged 59)
Appointed on 23 May 2000. Chief Executive Officer. Dr Garnier was appointed an Executive Director of SmithKline Beecham plc in 1992, and became Chief Executive Officer in April 2000. He is a Non-Executive Director of United Technologies Corporation and a member of the Board of Trustees of the Eisenhower Exchange Fellowships. He holds a PhD in pharmacology from the University of Louis Pasteur in France and an MBA from Stanford University in the US.

Dr Stephanie Burns (Aged 52)
Appointed on 12 February 2007. Non-Executive Director. Dr Burns is Chairman, President and Chief Executive Officer of Dow Corning Corporation. She is also a member of the American Chemical Society and sits on the Executive Committee of the Society of Chemical Industry, America Section, serves on the American Chemistry Council, on the Board of Directors for the Society for Womens’s Health Research, and on the Board of Trustees of The Conference Board. Dr Burns holds a PhD in organic chemistry from Iowa State University.

Lawrence Culp (Aged 43)
Appointed on 1 July 2003. Non-Executive Director. Mr Culp is President and Chief Executive Officer of Danaher Corporation. Prior to joining Danaher, he held positions in Accenture, previously Andersen Consulting.

Sir Crispin Davis (Aged 57)
Appointed on 1 July 2003. Non-Executive Director. Sir Crispin is Chief Executive of Reed Elsevier PLC. Prior to that, he was Chief Executive of Aegis Group plc, which he joined from Guinness plc, where he was a member of the main board and Group Managing Director of United Distillers. He spent his early career with Procter & Gamble.

Julian Heslop (Aged 53)
Appointed on 1 April 2005. Chief Financial Officer. Mr Heslop joined Glaxo Wellcome as Financial Controller in April 1998. In January 2001, following the merger, he was appointed Senior Vice President, Operations Controller. Prior to joining Glaxo Wellcome, he held senior finance roles at Grand Metropolitan PLC.

Sir Deryck Maughan (Aged 59)
Appointed on 1 June 2004. Non-Executive Director. Sir Deryck is a Managing Director of Kohlberg Kravis Roberts & Co. He was formerly Chairman and CEO of Citigroup International and of Salomon Brothers Inc. He is a Non-Executive Director of Reuters Group plc as well as serving on the Boards of Directors of Carnegie Hall, Lincoln Center and NYU Medical Center. He served as Vice Chairman of the New York Stock Exchange from 1996 to 2000.

Dr Daniel Podolsky (Aged 53)
Appointed on 1 July 2006. Non-Executive Director. Dr Podolsky is Mallinkrodt Professor of Medicine and Chief of Gastroenterology at Massachusetts General Hospital and Harvard Medical School as well as Chief Academic Officer of Partners HealthCare System. He is past editor-in-chief of the journal Gastroenterology, Past President of the American Gastroenterological Association and Chairman of the Board and Scientific Co-Founder of the GI Company.

Sir Ian Prosser (Aged 63)
Appointed on 23 May 2000. Senior Independent Director. Sir Ian was formerly a Non-Executive Director of SmithKline Beecham plc. He was Chairman and Chief Executive of Bass plc and ultimately Chairman of the demerged InterContinental Hotels Group plc. He was Chairman of the World Travel and Tourism Council and the London Stock Exchange Listed Advisory Council. He is Non-Executive Deputy Chairman of BP plc, a Non-Executive Director of Sara Lee Corporation and a member of the CBI President’s Committee.

Dr Ronaldo Schmitz (Aged 68)
Appointed on 23 May 2000. Non-Executive Director. Dr Schmitz was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Legal & General Group plc and a member of the Board of Directors of Rohm and Haas Company and Cabot Corporation and a member of the Supervisory Board of SICK AG.

Dr Moncef Slaoui (Aged 47)
Appointed on 17 May 2006. Chairman, Research & Development. Dr Slaoui joined GSK Biologicals in 1988 where he engineered the development of a robust vaccines pipeline. He has a PhD in Molecular Biology and Immunology from Université Libre de Bruxelles.

Tom de Swaan (Aged 60)
Appointed on 1 January 2006. Non-Executive Director. Mr de Swaan was a member of the Managing Board and Chief Financial Officer of ABN AMRO until 1 January 2006. He was a Non-Executive Director of the Financial Services Authority. He is a member of the Board of Directors of Zurich Financial Services in Switzerland and a member of the Supervisory Board of Royal DSM and Buhrmann in the Netherlands. He is Chairman of the Board of the Netherlands Opera and a member of the Board of the Royal Concertgebouw Orchestra.

Sir Robert Wilson (Aged 63)
Appointed on 1 November 2003. Non-Executive Director. Sir Robert is Non-Executive Chairman of BG Group plc and The Economist Group and was previously Executive Chairman of Rio Tinto.

Other Directors
Dr Lucy Shapiro, formerly Non-Executive Director, retired from the Board on 17 May 2006. Dr Tachi Yamada, formerly Chairman, Research & Development, retired from the Board on 31 May 2006.

Details of membership of the Board Committees may be found on page 23.

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The Corporate Executive Team

The executive management of the Group is through the Corporate Executive Team (CET), comprising the Chief Executive Officer, the Chief Financial Officer and other senior managers.

JP Garnier Chief Executive Officer
As Chief Executive Officer, JP is responsible for the management of the Group. He oversees all operational aspects of the Group, including establishing policies, objectives and initiatives, and he directs long-term strategy. He was formerly Chief Executive Officer of SmithKline Beecham, having joined the Group in 1990.

Rupert Bondy Senior Vice President and General Counsel
Rupert is responsible for legal matters across the Group, together with environmental, health and safety issues and security. He was a lawyer in private practice before joining SmithKline Beecham in 1995.

John Clarke President, Consumer Healthcare
John is responsible for the Consumer Healthcare business which produces oral care, over-the-counter and nutritional healthcare products. He joined Beecham in 1976 and was the President of the Future Group before his current appointment in January 2006.

Marc Dunoyer President, Pharmaceuticals Japan
Marc was appointed President, Pharmaceuticals Japan in March 2003. He joined the Group in 1999 and was Senior Vice President and Regional Director, Japan until his current appointment.

Russell Greig President, Pharmaceuticals International
Russell leads the pharmaceutical operations outside the US, Japan and most of Europe, covering more than 100 countries. He joined the Group in 1980 and was Senior Vice President, Worldwide Business Development for R&D prior to his current appointment in March 2003.

Julian Heslop Chief Financial Officer
Julian became Chief Financial Officer on 1 April 2005. As head of the finance function he is responsible for activities such as financial reporting and control, tax and treasury, finance systems, internal audit, insurance and real estate. He joined Glaxo Wellcome as Financial Controller in April 1998.

Duncan Learmouth Senior Vice President, Corporate Communications and Community Partnerships
Duncan is responsible for the Group’s investor relations, internal and external communications, its image and partnerships with global communities. He joined Glaxo in 1991 and was Vice President, Global Investor Relations, before appointment to his current position in July 2006.

Bill Louv Chief Information Officer
Bill succeeded Ford Calhoun as Chief Information Officer on 31 January 2007. He is responsible for information technology, a global function that enables key business processes across all parts of the Group. Bill joined the company in 1994, and has held a number of increasingly senior roles in IT, including US Pharmaceuticals and GSK’s R&D functions.

Dan Phelan Senior Vice President, Human Resources
Dan is responsible for benefits, compensation, recruitment, organisation development, leadership development and succession planning, human resource information systems and employee health management. He was a lawyer in private practice before joining Smith Kline & French in 1981.

David Pulman President, Global Manufacturing and Supply
David is responsible for the Global Manufacturing and Supply Organisation and Global Procurement. He joined Glaxo in 1978 and was responsible for the North American supply network, manufacturing strategy and logistics until his current appointment in 2002.

Moncef Slaoui Chairman, Research & Development
Moncef leads the Group’s complex drug discovery and development activities. He joined the Group in 1988 and was Senior Vice President, Worldwide Business Development until his current appointment in June 2006.

David Stout President, Pharmaceutical Operations
David is responsible for all pharmaceuticals and vaccines operations worldwide, including the US, Europe, International, Japan and Global Manufacturing and Supply. He joined SmithKline Beecham in 1996 and was President, US Pharmaceuticals, until his current appointment in 2003.

Chris Viehbacher President, US Pharmaceuticals
Chris is responsible for US Pharmaceuticals. He joined Wellcome in 1988 and was responsible for GSK’s European Pharmaceuticals business before his current appointment in 2003.

Andrew Witty President, Pharmaceuticals Europe
Andrew is responsible for the Group’s pharmaceuticals operations in Europe. He joined Glaxo in 1985 and was Senior Vice President, Asia Pacific until his current appointment in 2003.

Other members
Jack Ziegler retired as head of the Consumer Healthcare business on 31 January 2006. Jennie Younger left the Group in June 2006 and Ford Calhoun retired as Chief Information Officer on 31 January 2007. Bob Ingram continues to act as a special consultant to the Group and attends CET meetings in that capacity.

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Summary Remuneration Report
for the year to 31 December 2006

Introduction
The Summary Remuneration Report sets out the annual remuneration of the Board earned in 2006, together with any gains made under long-term incentive arrangements. It also describes the background and outlines the Group’s remuneration policy, together with the performance graph required by the Directors’ Remuneration Report Regulations 2002 (the Regulations).

The Remuneration Committee (the Committee) is responsible for making recommendations to the Board on the company’s remuneration policy and, within the terms of the agreed policy, determining the total individual remuneration packages of the Executive Directors and members of the CET (Executives). The members of the Committee are set out on page 23.

The Committee has developed the remuneration policy to align executive remuneration with the interests of shareholders whilst meeting the imperative of recruiting and retaining the executive talent essential to the leadership of the company.

GSK’s remuneration policy was agreed after an extensive consultation process with shareholders and institutional bodies during 2003 and 2004. The appropriateness of the elements of the policy is kept under review by the Committee.

The Chairman of the Remuneration Committee continues to have regular dialogue with institutional investors regarding GSK’s remuneration policy.

The remuneration policy is designed to establish a framework for remuneration which is consistent with the company’s scale and scope of operations, meets the recruitment needs of the business and is closely aligned with shareholder guidelines.

Deloitte & Touche LLP have been appointed by the Committee to provide it with independent advice on executive remuneration.

Remuneration policy
Principles
The policy for GSK is designed to secure outstanding executive talent, and to provide pay for performance and only for performance, within a transparent and robust governance structure.

GSK’s policy is based on the following key principles:

•	the remuneration structure must support the business in a very competitive market place;

•	UK shareholder guidelines will be followed to the maximum extent consistent with the needs of the business and the company would maintain a regular dialogue with shareholders;

•	global pharmaceutical companies are the primary pay comparator group;

•	performance conditions would be based on the measurable delivery of strong financial performance and the delivery of superior returns to shareholders as compared with other pharmaceutical companies;

•	a high proportion of the total remuneration opportunity will be based on performance-related remuneration, which will be delivered over the medium-term to long-term; and

•	no ex-gratia payments will be made.

Overall, the policy is intended to provide median total remuneration for median performance with the opportunity to earn upper quartile total remuneration for exceptional performance. Poor performance will result in total remuneration significantly below the pay comparator group median.

This strong alignment with performance is demonstrably in the interests of shareholders and provides the Executives with unambiguous signals about the importance of delivering success to the company’s shareholders.

Commitment
The Committee will apply this policy on a consistent and transparent basis. Any significant change will be discussed with shareholders in advance of implementation.

Pay and performance comparators
The following table sets out the companies used for pay and performance comparison:

		Market
		Capitalisation
		31.12.06
Company	Country	£m

Abbott Laboratories	US	38,144
Amgen	US	40,656
AstraZeneca	UK	42,036
Bristol-Myers Squibb	US	26,410
Eli Lilly	US	30,079
GlaxoSmithKline	UK	77,362
Johnson & Johnson	US	97,661
Merck	US	48,294
Novartis	Switzerland	77,066
Pfizer	US	95,281
Roche Holdings	Switzerland	80,157
Sanofi-Aventis	France	64,166
Schering-Plough	US	17,882
Takeda Pharmaceutical Company*	Japan	31,182
Wyeth	US	34,987

*only included for performance comparison

GSK’s executive remuneration consists of the following components:

Base salary
Base salaries are set by reference to the median for the relevant market. For executives this is the pharmaceutical pay comparator group. Base salary is the only element of remuneration that is fixed.

Annual bonus
All bonuses are determined on the basis of a formal review of annual performance against relevant stretching corporate targets and are subject to detailed assessment of individual, business unit and group achievements against objectives.

The Committee took into account the company’s success in achieving these targets, as well as individual performance when determining the bonus awards for 2006.

Long-term incentives
The remuneration policy provides that annual long-term incentive awards will normally be made up of a performance share award and a share option award. The remuneration policy places greater emphasis on the use of performance shares rather than share options.

The Committee has considered which performance conditions should be applied to the long-term incentives. The Committee concluded that it was appropriate to measure performance using a combination of absolute financial results (based on earnings per share – EPS) and the delivery of superior value to shareholders (based on Total Shareholder Return – TSR) measured against the comparator group.

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Summary Remuneration Report
continued

For the Executives, the level of performance shares vesting is based on the company’s TSR relative to the performance comparator group over a three-year measurement period. The performance share awards granted in February 2007 vest in accordance with the graph below.

The performance conditions applying to the share options granted to the Executives are linked to the achievement of compound annual EPS growth in excess of the Retail Prices Index (RPI) measured over a three-year performance period.

When setting EPS targets, the Committee considers the company’s internal projections and analysts’ forecasts for GSK’s EPS performance, as well as analysts’ forecasts for the pharmaceutical industry.

Vesting of share options granted in February 2007 increases on a straight-line basis for EPS performance between the hurdles as set out in the graph below.

This performance condition is substantially consistent with UK shareholder guidelines and expectations and is demanding when compared with those operated by other global pharmaceutical companies. This is consistent with the policy of providing pay for performance and only for performance.

The performance criteria relating to performance shares and share options awarded and granted prior to 2007 are given in the Annual Report 2006.

Performance periods ended 31 December 2006
The performance share awards for Executives in office in 2003 did not vest in 2006 because GSK’s relative TSR performance, over the performance period ended 31 December 2006, was below the median. The awards made in 2003 to other senior executives, including Dr Slaoui and Mr Heslop, were dependent in part on TSR performance and in part on EPS performance. Half of these awards vested as GSK’s EPS performance reached the target level for full vesting.

The share options granted in 2003 to the Executives vested in full.

Pensions
The Executives participate in GSK senior executive pension plans. The pension arrangements are structured in accordance with the plans operated for executives in the country in which the Executives are likely to retire. Benefits are normally payable at age 60.

Executive Director terms and conditions
The policy regarding the Executive Directors’ contracts was the subject of extensive review and change during 2003. This resulted in a new framework for contracts for Executive Directors appointed in the future.

Dr Garnier agreed to changes in his contractual terms, without compensation, to bring them broadly in line with the new contractual framework, including the reduction of contractual notice period from 24 to 12 calendar months. However, to honour certain aspects of his ‘old’ contractual terms, there are a number of individual features which will be retained. In the event of early termination by the company, Dr Garnier would receive a cash sum equivalent to the total of his annual salary, on target bonus and pension contributions for the 12-month notice period.

TSR performance graph
The graph below sets out the performance of the company relative to the FTSE 100 index of which the company is a constituent and to the performance comparator group. It has been prepared in accordance with the Regulations and is not an indication of the likely vesting of awards granted under any of the incentive plans.

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Summary Remuneration Report
continued

Annual remuneration				2006	2005

	Fees and	Other	Annual	Total annual	Total annual
Directors of GSK	salary	benefits	bonus	remuneration	remuneration
	000	000	000	000	000

Executive Directors
Dr JP Garnier	$1,700	$633	$3,080	$5,413	$6,591
Dr M Slaoui	$370	$317	$497	$1,184	–

Mr J Heslop	£380	£31	£437	£848	£529

Non-Executive Directors
Sir Crispin Davis	£70	–	–	£70	£70
Sir Christopher Gent	£500	£1	–	£501	£500
Sir Ian Prosser	£95	–	–	£95	£100
Dr R Schmitz	£90	–	–	£90	£95
Mr T de Swaan	£70	–	–	£70	–
Sir Robert Wilson	£90	–	–	£90	£90

Mr L Culp	$136	–	–	$136	$136
Sir Deryck Maughan	$136	–	–	$136	$146
Dr D Podolsky	$100	–	–	$100	–

Former Directors
Mr J Coombe	–	£22	–	£22	£171
Dr M Barzach	£57	–	–	£57	£58
Sir Roger Hurn	–	–	–	–	£5
Sir Peter Job	–	–	–	–	£5
Sir Richard Sykes	–	£1	–	£1	£1

Dr T Yamada	$428	$493	$281	$1,202	$3,310
Dr L Shapiro	$144	$11	–	$155	$230

Total Remuneration	£2,982	£841	£2,523	£6,346	£7,346

Analysed as:
Executive Directors	£1,499	£545	£2,371	£4,415	£4,151
Non-Executive Directors	£1,116	£1	–	£1,117	£1,010
Former Directors	£367	£295	£152	£814	£2,185

Total Remuneration	£2,982	£841	£2,523	£6,346	£7,346

Remuneration for Directors on the US payroll is reported in Dollars. Dollar amounts are included in the totals based on conversion to Sterling at the average exchange rates for each year.

Following the merger, and in order to encourage employees to convert their non savings related options, held over Glaxo Wellcome or SmithKline Beecham shares or ADSs, for options over GlaxoSmithKline shares or ADSs, employees were granted an additional cash benefit equal to 10% of the grant price of the original option. This additional benefit, known as the Exchange Offer Incentive (EOI), is only payable when the new option is exercised or lapses above market value. During the year, Dr Garnier received $192,639 (2005 – $174,472) and Dr Yamada received $60,204 (2005 – $167,405) relating to options exercised under the EOI. Those amounts are included in the table above.

Non-Executive Directors are required to receive a significant part of their fees in the form of shares or ADSs and from 1 October 2004, all Non-Executive Directors, except the Chairman, are required to take at least 25% of fees under the fee allocation arrangement. They can also elect to invest part or all of the remaining balance of their fees in the form of shares or ADSs. The value of these shares and ADSs at the dates of award are included in fees and salary above. These shares and ADSs are not paid out until the Director leaves the Board.

In addition to annual compensation, GSK operates share plans to provide incentives to Executive Directors to achieve longer-term growth in shareholder value. Gains under such plans are recognised on exercise or maturity of the award, but reflect value earned over a period of years. The timing of exercise is normally at the discretion of the Director. Gains in 2006 on exercise of options were: share option plans £1,449,028 (2005 – £2,265,825); Performance Share Plan (PSP) £1,285,677 (2005 – £1,431,804). Full details relating to the operation of the company’s share plans may be found in the 2006 Annual Report.

The accrued annual benefits under the defined benefit pension schemes operated by the Group were: Dr Garnier $1,201,831; Mr Heslop £110,906; Dr Slaoui €53,000 and $26,109; and Dr Yamada $168,521. In addition, Dr Garnier, Dr Slaoui and Dr Yamada are members of a money purchase scheme into which contributions of $183,840, $20,354 and $62,494, respectively, were paid during 2006.

Dr Burns joined the Board as a non-executive Director on 12 February 2007. No remuneration is shown for her in the table above.

None of the above Directors received expenses during the year requiring separate disclosure as required by the Regulations.

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Corporate governance

Governance and policy
The Board and Corporate Executive Team
The Directors are listed under ‘The Board’ on page 18.

The Board is responsible for the Group’s system of corporate governance and is ultimately accountable for the Group’s activities, strategy and financial performance.

The CEO is responsible for executive management of the Group and is assisted in this by the CET. The CET meets 11 times per year and otherwise as necessary. The members and their responsibilities are listed under ‘Corporate Executive Team’ on page 19.

The Board comprises three Executive and ten Non-Executive Directors. The Board considers that Dr Burns, Mr Culp, Sir Crispin Davis, Sir Deryck Maughan, Dr Podolsky, Sir Ian Prosser, Dr Schmitz, Mr de Swaan and Sir Robert Wilson are each independent under the Combined Code. During the annual review of Board effectiveness, the Board concluded that Dr Schmitz remained independent, notwithstanding his length of service. In the opinion of the Board, he continues to demonstrate the characteristics of independence, whilst at the same time possessing an outstanding knowledge of the business. Sir Ian Prosser is the Senior Independent Director.

Throughout 2006 and up to the date of this publication, a majority of the Board members, excluding the Chairman, were independent Non-Executive Directors, in accordance with the recommendations of the Combined Code.

Board process
The Board meets at least six times a year. It has a formal schedule of matters reserved to it for decision but otherwise delegates specific responsibilities to Board committees, as described below. The Board works to an agreed business agenda in reviewing the key activities of the business, and receives papers and presentations to enable it to do so effectively. The Board considers and reviews the work undertaken by its Committees.

The Company Secretary is responsible to the Board and is available to individual Directors in respect of Board procedures. The Company Secretary is Mr Simon Bicknell, a barrister, who was appointed in May 2000 and joined GSK in 1984. He is secretary to all the Board Committees.

Board Committees
The Board has established a number of committees. Executive Directors are not members of the Audit, Remuneration, Nominations or Corporate Responsibility Committees, although they may be invited to attend meetings. Each Director is a member of the Corporate Administration & Transactions and Financial Results Committees. Membership of these Committees is shown in the table below.

Corporate
	Audit	Remuneration	Nominations	Responsibility

Sir Christopher Gent	–	M	C	C
Dr S Burns	–	–	–	–
Mr L Culp	–	M	–	–
Sir Crispin Davis	–	M	–	–
Sir Deryck Maughan	M	–	–	–
Dr D Podolsky	M	–	–	M
Sir Ian Prosser	M	–	M	M
Dr R Schmitz*	M	M	M	–
Mr T de Swaan*	C	–	–	M
Sir Robert Wilson	M	C	–	–

*Mr de Swaan succeeded Dr Schmitz as Chairman of the Audit Committee from September 2006.
Key: C = Chairman. M = Member.

Audit Committee
The Audit Committee reviews the financial and internal reporting process, the system of internal control and management of risks and the external and internal audit process. The Committee also proposes to shareholders the appointment of the external auditors and is directly responsible for their remuneration and oversight of their work. The Committee consists entirely of independent Non-Executive Directors. It meets at least four times a year.

Remuneration Committee
The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisors, it evaluates and makes recommendations to the Board on overall executive remuneration policy. The Committee consists entirely of independent Non-Executive Directors, together with the Chairman, in accordance with the Combined Code. It meets at least four times a year and otherwise as necessary.

Nominations Committee
The Nominations Committee reviews the structure, size and composition of the Board and the appointment of members to the Board and the CET, and makes recommendations to the Board as appropriate. The Committee also monitors the planning of succession to the Board and Senior Management. The Committee consists entirely of Non-Executive Directors, of whom a majority are independent, and meets at least once a year and otherwise as necessary.

Corporate Responsibility Committee
The Corporate Responsibility Committee consists entirely of Non-Executive Directors and provides a Board-level forum for the regular review of external issues that have the potential for serious impact upon the Group’s business and reputation and for the oversight of reputation and the views of external stakeholders. The Committee is also responsible for governance oversight of the Group’s worldwide donations and community support. The Committee meets formally three times a year and otherwise as necessary.

Financial Results Committee
The Financial Results Committee reviews and approves, on behalf of the Board, the Annual Report and Form 20-F, the Annual Review and the convening of the AGM, together with the preliminary and quarterly statements of trading results. Each Director is a member of the Committee and the quorum for a meeting is any three members. To be quorate, each meeting must include the Chairman or the Chairman of the Audit Committee and the CEO or the CFO. The Committee meets as necessary.

Corporate Administration & Transactions Committee
The Corporate Administration & Transactions Committee reviews and approves matters in connection with the administration of the Group’s business, and certain corporate transactions. The Committee consists of the Directors, CET members and the Company Secretary. The Committee meets as necessary.

Remuneration of Directors
Information on the remuneration of Directors is given in the Summary Remuneration Report on pages 20 to 22.

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Responsibility statements

Annual Review
The Annual Review is a summary report and does not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as is provided by the Annual Report 2006. Shareholders requiring more detailed information may obtain, free of charge, a copy of the Annual Report and may also elect to receive a copy of the Annual Report in future years – refer to Shareholder information.

The Independent Auditors’ report on the full financial statements of the Group for the year ended 31 December 2006 is unqualified and does not contain any statement concerning inadequate accounting records or failure to obtain necessary information and explanations.

Statement by the Directors
The Annual Review 2006 is the Summary Directors’ report and includes the Summary financial statements of GlaxoSmithKline plc for the year ended 31 December 2006, which is published in hardcopy printed form and on the website. The Business operating review, the Summary financial statements, the Summary Remuneration Report and the Statement on corporate governance are summaries of information in the Annual Report 2006.

Profit attributable to shareholders and total equity are also restated in accordance with US GAAP as additional information provided to US shareholders.

The Directors are responsible for the maintenance and integrity of the Annual Review on the website in accordance with the UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

Disclosure of information to auditors
The Directors have each confirmed that:

•	so far as they are aware, there is no relevant audit information of which the company’s auditors are unaware; and

•	each Director has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985.

Corporate governance
The Combined Code on Corporate Governance is specified by the Listing Rules of the Financial Services Authority for the guidance of listed companies (‘Combined Code’). The Board considers that throughout 2006 and up to the date of approval of this review, GlaxoSmithKline plc applied the principles of the Combined Code and, with the exception of matters where the company’s position is described in the Annual Report, complied with the provisions of the Combined Code, and the guidance on internal control issued by the 1998 Turnbull Committee.

The Annual Review, including Summary financial statements, has been approved by the Board of Directors and signed on its behalf by

Sir Christopher Gent
Chairman
28 February 2007

Independent auditors’ statement to the members of GlaxoSmithKline plc
We have examined the Summary financial statements which comprise the Summary consolidated income statement, Summary consolidated balance sheet and Summary consolidated cash flow statement and the Summary Report of the Directors including the Summary Remuneration Report.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Annual Review in accordance with applicable law.

Our responsibility is to report to you our opinion on the consistency of the Summary financial statements within the Annual Review with the Annual financial statements, the Report of the Directors and the Directors’ Remuneration Report, and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statements.

These statements, including the opinion, have been prepared for and only for the company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the Summary financial statement’ issued by the Auditing Practices Board. Our reports on the company’s full annual financial statements describe the basis of our audit opinions on those financial statements and the Directors’ Remuneration Report.

Opinion
In our opinion the Summary financial statements are consistent with the Annual consolidated financial statements, the Directors’ Report and the Directors’ Remuneration Report of GlaxoSmithKline plc for the year ended 31 December 2006 and comply with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
28 February 2007

GSK Annual Review 2006

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Summary financial statements

Summary consolidated income statement
	2006	Growth	2005
	£m	CER%	£m

Turnover
Pharmaceutical	20,078	9	18,661
Consumer Healthcare	3,147	6	2,999

Total turnover	23,225	9	21,660

Cost of sales	(5,010)	6	(4,764)

Gross profit	18,215	9	16,896
Selling, general and administration	(7,257)	–	(7,250)
Research and development	(3,457)	11	(3,136)
Other operating income	307		364

Operating profit	7,808	17	6,874

Finance income	287		257
Finance costs	(352)		(451)
Share of after tax profits of associates and joint ventures	56		52

Profit before taxation	7,799	19	6,732

Taxation	(2,301)		(1,916)

Profit after taxation for the year	5,498	17	4,816

Profit attributable to minority interests	109		127
Profit attributable to shareholders	5,389		4,689

	5,498		4,816

Basic earnings per share (pence)	95.5p	19	82.6p
Diluted earnings per share (pence)	94.5p		82.0p

Summary consolidated balance sheet
	2006		2005
	£m		£m

Total non-current assets	14,561		14,021
Total current assets	10,992		13,177

Total assets	25,553		27,198

Total current liabilities	(7,265)		(9,511)
Total non-current liabilities	(8,640)		(10,117)

Total liabilities	(15,905)		(19,628)

Net assets	9,648		7,570

Shareholders’ equity	9,386		7,311
Minority interests	262		259

Total equity	9,648		7,570

Summary consolidated cash flow statement
	2006		2005
	£m		£m

Net cash inflow from operating activities	4,357		5,958
Net cash outflow from investing activities	(1,521)		(1,660)
Net cash outflow from financing activities	(4,792)		(2,914)

(Decrease)/increase in cash in the year	(1,956)		1,384

Exchange adjustments	(254)		233
Cash and bank overdrafts at beginning of year	3,972		2,355

Cash and bank overdrafts at end of year	1,762		3,972

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	2,005		4,209
Overdrafts	(243)		(237)

	1,762		3,972

GSK Annual Review 2006

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Summary information under US GAAP

The following is a summary of the material adjustments to profit and shareholders’ funds which would be required if US Generally Accepted Accounting Principles (US GAAP) had been applied instead of IFRS.

Profit
	2006	2005
	£m	£m

Profit after taxation for the year under IFRS	5,498	4,816
Profit attributable to minority interests	(109)	(127)

Profit attributable to shareholders under IFRS	5,389	4,689
US GAAP adjustments:
– Product rights and goodwill	(1,391)	(1,682)
– Depreciation and impairment of other assets	(93)	(40)
– Capitalised interest	4	(1)
– Investments	(10)	(2)
– Employee costs	(197)	(121)
– Derivative instruments and hedging	477	(30)
– Restructuring costs	(16)	1
– Taxation	292	538
– Other	–	(16)

Net income under US GAAP before cumulative effect of change in accounting principle	4,455	3,336
Cumulative effect of change in accounting principle	10	–

Net income under US GAAP	4,465	3,336

Earnings per share
	2006	2005

Basic net income per share before cumulative effect of change in accounting principle	78.9p	58.8p
Cumulative effect of change in accounting principle per share	0.2p	–

Basic net income per share after cumulative effect of change in accounting principle	79.1p	58.8p

Diluted income per share before cumulative effect of change in accounting principle	78.2p	58.3p
Cumulative effect of change in accounting principle per share	0.2p	–

Diluted net income per share after cumulative effect of change in accounting principle	78.4p	58.3p

Equity shareholders’ funds
	2006	2005
	£m	£m

Total equity under IFRS	9,648	7,570
Minority interests	(262)	(259)

Shareholders’ equity under IFRS	9,386	7,311
US GAAP adjustments:
– Product rights and goodwill	28,583	30,041
– Fixed assets and capitalised interest	148	212
– Inventory impairment reversals	(54)	(30)
– Investments	500	576
– Pensions and other post-retirement benefits	35	1,249
– Restructuring costs	39	65
– Derivative instruments	(44)	(33)
– Dividends	(676)	(568)
– Deferred taxation	(3,262)	(4,531)
– Other	(2)	(10)

Shareholders’ equity under US GAAP	34,653	34,282

A summary of the material differences between IFRS and US GAAP that apply to the Group is set out in the Annual Report 2006.

GSK Annual Review 2006

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Shareholder information

Financial reporting
Financial reporting calendar 2007

Announcement of 1st Quarter Results	April 2007

Announcement of 2nd Quarter Results	July 2007

Announcement of 3rd Quarter Results	October 2007

Preliminary Announcement of Annual Results	February 2008

Publication of Annual Report/Review	March 2008

Results Announcements
Results Announcements are issued to the London Stock Exchange and are available on its news service. Shortly afterwards, they are issued to the media, are made available on the website and are submitted to the US Securities and Exchange Commission and the New York Stock Exchange.

Financial reports
The company publishes an Annual Report and, for the investor not needing the full detail of the Report, an Annual Review. These are available on the website. The Annual Review is sent to all shareholders. Shareholders may also elect to receive the Annual Report by writing to the company’s registrars. Alternatively, shareholders may elect to receive notification by email of the publication of financial reports by registering on www.shareview.co.uk. Copies of previous financial reports are available on the website. Printed copies can be obtained from the registrar in the UK and from the GSK Response Center in the US.

Publications
In late March 2007 GSK will publish on the website its Corporate Responsibility Report covering performance in areas including community investment, ethics and integrity, access to medicines, R&D, environment and health and safety.

Share price
	2006	2005	2004
	£	£	£

At 1 January	14.69	12.22	12.80
High during the year	15.77	15.44	12.99
Low during the year	13.26	11.75	10.42
At 31 December	13.44	14.69	12.22
(Decrease)/increase	(9)%	20%	(5)%

The table above sets out the middle market closing prices derived from the London Stock Exchange Daily Official List. The company’s share price decreased by 9% in 2006 from a price of £14.69 at 1 January 2006 to £13.44 at 31 December 2006, due to the US political climate combined with investor concern over pipeline delays. This compares with an increase in the FTSE 100 index of 11% during the year. The share price on 23 February 2007 was £14.50.

Market capitalisation
The market capitalisation of GSK at 31 December 2006 was £77 billion. At that date GSK was the fourth largest company by market capitalisation on the FTSE index.

Dividends
GSK pays dividends quarterly.

The Board has declared dividends for 2006 as follows:

Dividends per share	2006	2005
	pence	pence

First interim – paid 6 July 2006	11	10
Second interim – paid 5 October 2006	11	10
Third interim – paid 4 January 2007	12	10
Fourth interim – payable 12 April 2007	14	14

Total	48	44

The table below sets out the dividends per ADS in US dollars in the last five years translated into US dollars at applicable exchange rates.

Year	US$

2006	1.80
2005	1.57
2004	1.53
2003	1.39
2002	1.24

Dividend calendar
Fourth quarter 2006

Ex-dividend date	14 February 2007
Record date	16 February 2007
Payable	12 April 2007

First quarter 2007

Ex-dividend date	2 May 2007
Record date	4 May 2007
Payable	12 July 2007

Second quarter 2007

Ex-dividend date	1 August 2007
Record date	3 August 2007
Payable	11 October 2007

Third quarter 2007

Ex-dividend date	31 October 2007
Record date	2 November 2007
Payable	10 January 2008

Annual General Meeting 2007
The Annual General Meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 23 May 2007.

Summary Directors’ Report
Pages 14 to 28 consist of summary financial information derived from the Report of the Directors in the Annual Report 2006 that has been drawn up and presented in accordance with, and in reliance upon, applicable English company law and the liabilities of the Directors in connection with that Report are subject to the limitations and restrictions provided by such law.

Notice regarding limitations on Director liability under English law
This Annual Review includes summary financial information derived from the Report of the Directors in the Annual Report 2006. Under the UK Companies Act 2006, a new safe harbour limits the liability of Directors in respect of statements in and omissions from the Report of the Directors contained on pages 2 and 3 and 6 to 82 of the Annual Report 2006. Under English law the Directors would be liable to the company (but not to any third party) if the Report of the Directors contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

Cautionary statement
Under the ‘safe harbor’ provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward looking statements or projections made by the company, including those made in this Annual Review, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk factors’ and ‘Legal proceedings’ in the company’s Annual Report 2006.

GSK Annual Review 2006

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Shareholder information
continued

The provision of the details on this page is not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing should be obtained from a stockbroker or independent financial adviser.

SmithKline Beecham plc Floating Rate Unsecured Loan Stock 1990/2010
The loan stock is not listed on any exchange but holders may require SmithKline Beecham plc to redeem their loan stock at par, i.e. £1 for every £1 of loan stock held, on the first business day of March, June, September and December. Holders wishing to redeem all or part of their loan stock should complete the notice on the back of their loan stock certificate and return it to the registrar, to arrive at least 30 days before the relevant redemption date.

Share buy-back programme
GSK has repurchased £7.8 billion of its own shares for cancellation or to be held as Treasury shares, of which £1.3 billion were purchased in 2006. The programme covers purchases by the company of shares for cancellation or to be held as Treasury shares, in accordance with the authority given by shareholders at the AGM in 2006.

In May 2006, the company was authorised to purchase a maximum of 582 million shares. During 2006, 92.7 million shares were purchased and held as Treasury shares (see Note 31 to the financial statements, ‘Share capital and share premium account’ in the Annual Report 2006). The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

Internet
Information about the company, including details of the share price, is available on GSK’s website at www.gsk.com

Information made available on the website does not constitute part of this Annual Review.

Trademarks
Brand names appearing in italics throughout this publication are trademarks either owned by and/or licensed to GSK or associated companies, with the exception of Boniva/Bonviva, a trademark of Roche, Entereg, a trademark of Adolor Corporation in the US, Lymphostat-B, a trademark of Human Genome Sciences, and HuMax-CD20, a trademark of Genmab, all of which are used in certain countries under license by the Group.

Investor relations
Investor Relations may be contacted as follows:

UK
980 Great West Road, Brentford, Middlesex TW8 9GS
Tel: +44 (0)20 8047 5000

US
One Franklin Plaza, PO Box 7929, Philadelphia PA 19101
Tel: 1 888 825 5249 toll free
Tel: +1 215 751 4000 outside the US

Ordinary shares The company’s shares are listed on the London Stock Exchange (LSE).

Registrar The company’s registrars are:

Lloyds TSB Registrars The Causeway, Worthing, West Sussex BN99 6DA www.shareview.co.uk Tel: 0870 600 3991 inside the UK Tel: +44 (0)121 415 7067 outside the UK

The registrars also provide the following services:

• GlaxoSmithKline Investment Plan
• GlaxoSmithKline Individual Savings Account
• GlaxoSmithKline Corporate Sponsored Nominee
• Shareview service
• Shareview dealing service
• Dividend reinvestment plan

Shareview dealing service
Shareholders may buy or sell shares by internet or telephone through Shareview Dealing, a share dealing service provided by Lloyds TSB Registrars. For internet purchases and sales log on to www.shareview.co.uk/dealing and for telephone purchases and sales call 0870 850 0852 (inside the UK only) between 8.00am and 4.30pm, Monday to Friday.

Glaxo Wellcome and SmithKline Beecham corporate PEPs The Share Centre Limited Oxford House, Oxford Road, Aylesbury, Bucks HP21 8SZ Tel: +44 (0)1296 414 141

American Depositary Shares
The company’s shares are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents two ordinary shares.

In general, the NYSE’s rules permit the company to follow UK corporate governance practices instead of those that apply in the US, provided that the company explains any significant variations. This explanation is provided on the company’s website.

ADR programme administrator The ADR programme is administered by:

The Bank of New York Shareholder Relations PO Box 11258, Church Street Station New York NY 10286-1258 www.adrbny.com Tel: 1 877 353 1154 toll free Tel: +1 212 815 3700 outside the US

The administrators also provide Global BuyDIRECT, a direct ADS purchase/sale and dividend reinvestment plan for ADR holders.

GSK Response Center Tel: 1 888 825 5249 toll free

GSK Annual Review 2006

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Chairman’s and CEO’s closing letter

Dear shareholder

As this Annual Review has demonstrated, we continue to meet the challenges of improving productivity in R&D and ensuring that patients have access to medicines, wherever in the world they live.

For all our investment in technology, it is our people that make GSK so different. We could not succeed without their commitment, expertise and passion, and we thank them all for their outstanding efforts in 2006.

We also thank you, our shareholders, for your continued support during the year, together with our suppliers and business partners who work so hard on our behalf.

Our management team has again performed very well. In the past 12 months we welcomed to the Board Dr Moncef Slaoui, our new Chairman of R&D, on 17 May 2006, Dr Daniel Podolsky on 1 July 2006 and Dr Stephanie Burns on 12 February 2007. In addition to Moncef, the Corporate Executive Team saw two changes. Jennie Younger left in June 2006 and was succeeded by Duncan Learmouth as Senior Vice President, Corporate Communications and Community Partnerships. Ford Calhoun retired in January 2007 and was succeeded by Bill Louv as Chief Information Officer. Our best wishes go to both Jennie and Ford and we thank them for the valuable skills, great contribution and good humour they brought to their roles over the years.

GSK is your company. The aim of this Annual Review is to highlight our performance and key achievements for you and to showcase some of our plans for the future. We hope we have been successful in that regard.

If you would like to know more about any aspect of GSK, please go to the information sources listed on the back cover.

Thank you again for your support.

Sir Christopher Gent	JP Garnier
Chairman	Chief Executive Officer

GSK Annual Review 2006

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What would you like to know about GSK?

www.gsk.com

Annual report

- Financial summary
- Chairman's and CEO's summary
- Performance overview
- Business review
- Corporate governance
- Remuneration report
- Financial statements
- Notes to the financial statements
- Investor information

Corporate responsibility report

- Chairman's and CEO's letter
- Corporate responsibility at GSK
- Access to medicines
- Research and innovation
- Ethical conduct
- Supply chain
- Employment
- Environment
- Working with communities

Annual review

- Chairman's and CEO's summary
- Delivering our product pipeline for patients
- Optimising the performance of key products
- Improving access to medicines
- Being the best place for the best people to do their best work
- Running our business responsibly
- Performance overview
- Business operating review
- Summary remuneration report
- Corporate governance
- Summary financial statements
- Shareholder information

Website

- About us
- Our products
- Your health
- Responsibility
- Our work with communities
- Research & development
- Investors
- Media centre
- Careers

Corporate responsibility review

- Chairman's and CEO's letter
- Q&A
- Access to medicines
- Research and innovation
- Ethical conduct
- Employment
- Environment
- Working with communities
- Managing CR
- Data summary

GlaxoSmithKline

Do more, feel better, live longer

Head Office and Registered Office GlaxoSmithKline plc 980 Great West Road Brentford, Middlesex TW8 9GS United Kingdom Tel: +44 (0)20 8047 5000 www.gsk.com

Produced by Corporate Communications, GSK.

Designed by CGI London.

Printed in the UK by St. Ives Direct Edenbridge Ltd. The paper used in the production of this document is made from pulps harvested from sustainable forests, also using sawmill residues and forest thinnings. It is elemental chlorine-free.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

Date: March 22, 2007

By:	/s/ Simon Bicknell

SIMON BICKNELL

Authorised Signatory for and on behalf of GlaxoSmithKline plc